UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2026

Commission File Number 0-28584

Check Point Software Technologies Ltd.

(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322, 333-240141, 333-276518, 333-278473, 333-285866, 333-290131 and 333-294763.

MEDIA CONTACT: Liz Wu Check Point Software Technologies press@checkpoint.com	INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies ir@checkpoint.com

Check Point Software Announces Appointment of Yoram Tietz to its Board of Directors

REDWOOD CITY, CA. – September 14, 2026 -- Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a pioneer and global leader of cyber security solutions, announced the appointment of Mr. Yoram Tietz to the company's Board of Directors.

Mr. Tietz serves as a Senior Advisor at General Atlantic, a leading global growth equity firm, where he provides strategic support and advice to the firm's investment platform in Israel. For more than three decades Mr. Tietz mentored and supported hundreds of companies and startups in Israel, including Israel's leading entrepreneurs, founders and CEOs, in the capacity of the Managing Partner at Ernst & Young Israel (EY). Mr. Tietz also serves as a member of SolarEdge Technologies'  Board of Directors  and is deeply engaged in philanthropic and community initiatives, including Chairman of the Friends of Sheba Medical Center and director of Sheba Impact Ltd., Sheba's technology transfer office. Mr. Tietz holds a degree in Economics and Accounting from Tel Aviv University.

"Mr. Tietz has a unique set of characteristics, working hand-in-hand with hundreds of founders and management teams as they scaled from early-stage companies into global leaders, and a a deep, first-hand knowledge of the technology industry”, said Gil Shwed, Executive Chairman of Check Point’s Board of Directors.” This is a great addition to our Board of Directors, as we face one of the most significant tech revolutions in history”.

"It's a great privilege to join one of the global powerhouses of cyber security, in a time when cyber security is needed the most. I've had the honor of working alongside some of greatest minds in high tech coming out of Israel, and I'm excited to work with Check Point's Board and management to fulfill the opportunities ahead". said Mr. Tietz.

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About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a global cyber security leader protecting more than 100,000 organizations worldwide. Its mission is to secure enterprises’ AI transformation. With a prevention-first approach and an open ecosystem architecture, Check Point helps organizations block advanced threats, prioritize exposures, and automate security operations across complex digital environments. The unified architecture simplifies protection across hybrid networks, multi-cloud environments, digital workspaces, and AI systems. Structured around four strategic pillars, Hybrid Mesh Network Security, Workspace Security, Exposure Management, and AI Security, Check Point delivers consistent protection and visibility across multivendor environments, enabling organizations to reduce risk, improve efficiency, and accelerate innovation without increasing complexity.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, our expectations regarding future growth, the expansion of Check Point’s industry leadership, the enhancement of shareholder value and the delivery of an industry-leading cyber security platform to customers worldwide. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Shira Yashar

Name:	Shira Yashar

Title:	General Counsel

Date: September 14, 2026